SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                      3-Dimensional Pharmaceuticals, Inc.
                   -----------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.001 par value
                   -----------------------------------------
                        (Title of Class of Securities)


                                   88554W104
                   -----------------------------------------
                                (CUSIP Number)


                                August 4, 2000
                   -----------------------------------------
            (Date of Event Which Requires Filing of this Statement)


      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ] Rule 13d-1(b)

      [x] Rule 13d-1(c)

      [ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  CUSIP No. 88554W104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

      Rho Management Company, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            2,723,279 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)

      6     SHARED VOTING POWER

            0 Shares


      7     SOLE DISPOSITIVE POWER

            2,723,279 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)


      8     SHARED DISPOSITIVE POWER

            0 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,723,279 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

                                  CUSIP No. 88554W104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

      Rho Management Trust II


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares


      6     SHARED VOTING POWER

            2,639,946 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            2,639,946 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,639,946 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.3%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

                                  CUSIP No. 88554W104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

      Rho Management Trust IV


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            0 Shares


      6     SHARED VOTING POWER

            83,333 Shares


      7     SOLE DISPOSITIVE POWER

            0 Shares


      8     SHARED DISPOSITIVE POWER

            83,333 Shares


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      83,333 Shares



10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      0.4%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      OO

                                  CUSIP No. 88554W104


1    NAME OF REPORTING PERSON
     I.R.S. Identification No. of above person (entities only).

     Joshua Ruch


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                       (a) [  ]
                                                       (b) [  ]

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa


     NUMBER OF SHARES BENEFICIALLY OWNED BY
     EACH REPORTING PERSON WITH:

      5     SOLE VOTING POWER

            597 Shares

      6     SHARED VOTING POWER

            2,723,279 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)


      7     SOLE DISPOSITIVE POWER

            597 Shares


      8     SHARED DISPOSITIVE POWER

            2,723,279 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)


9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,723,876 Shares (includes warrants to purchase preferred stock convertible into 476,829 Shares)


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      13.8%


12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

      This Statement on Schedule 13G relates to shares of Common Stock (the "Shares") of 3-Dimensional Pharmaceuticals, Inc. (the "Company") held for the accounts of Rho Management Trust II and Rho Management Trust IV, of which Rho Management Company, Inc. and Joshua Ruch may be deemed beneficial owners as set forth herein.


      Item 1(a) Name of issuer: 3-Dimensional Pharmaceuticals, Inc., a Delaware (the "Company").

      Item 1(b) Address of issuer's principal executive offices: Eagleview Corporate Center, 665 Stockton Drive, Suite 104, Exton, Pennsylvania 19341.



Item 2.     Identity of Persons Filing.

      (a) This Statement is being filed by Rho Management Company Inc. ("Rho"), a New York corporation, Rho Management Trust II, a New York grantor trust, Rho Management Trust IV, a New York grantor trust (collectively, with Rho Management Trust II, the "Trusts"), and Joshua Ruch. Rho is investment advisor to the Trusts, which are the registered owners of the Shares reported by Trusts. Joshua Ruch is the controlling stockholder of Rho.

      (b)-(c) Rho is a New York corporation, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019. Each Trust is a New York grantor trust, with its address at 152 West 57th Street, 23rd Floor, New York, New York 10019. The trustee of the Trusts is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. Mr. Ruch is a citizen of the Republic of South Africa, with his address c/o Rho, 152 West 57th Street, 23rd Floor, New York, New York 10019.

      2(d)  Title of class of securities: Common Stock

      2(e)  CUSIP No.:   88554W104

      Item 3. If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Exchange
Act.

      (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act.

      (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

      (d) [ ] Investment company registered under section 8 of the Investment Company Act.

      (e) [ ] An investment adviser in accordance with Rule
13d-1(b)(1)(ii)(E);

      (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

      (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this box.
[x]


      Item 4.  Ownership

      See cover page for each reporting person.

      As controlling stockholder of Rho, Mr. Ruch may also be deemed the beneficial owner of the Shares reported hereby. Other than Shares in which he has a pecuniary interest, Mr. Ruch disclaims beneficial ownership of the Shares reported by this Statement.


      Item 5.  Ownership of 5 Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following:      [ ]


      Item 6.  Ownership of More than 5 Percent on Behalf of Another Person.

      Not applicable.


      Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

      Not applicable.


      Item 8.  Identification and Classification of Members of the Group.


      Not applicable.


      Item 9.  Notice of Dissolution of Group.


      Not applicable.


      Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 15, 2000.


RHO MANAGEMENT COMPANY, INC.

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President


RHO MANAGEMENT TRUST II
By: RHO MANAGEMENT COMPANY, INC.
    As Investment Advisor

    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President



RHO MANAGEMENT TRUST IV
By: RHO MANAGEMENT COMPANY, INC.
    As Investment Advisor


    By: /s/ Joshua Ruch
    --------------------------
    Name: Joshua Ruch
    Title: President


JOSHUA RUCH

      /s/ Joshua Ruch
    --------------------------
      Name: Joshua Ruch